02042524

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

3 July, 2002

SEC MAIL PROCESSING SECTION RECEIVED JUL 08 2002 WASH, D.C. 152

PROCESSED JUL 23 2002 THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Ladies and Gentlemen

PaperlinX Limited -- Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

Richard Hobson
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell
32 / 101 Collins Street Melbourne 3000

Att:

7/15

List of documents forwarded under cover of the letter to Securities and Exchange Commission dated 3 July 2002.

- Appendix 3B Employee Incentive Share/Option Plan
- Press Release [PaperlinX Expands into Canada]
- Appendix 3B Exercise of Former Employee Options
- Request for Trading Halt 26 June, 2002
- Press Release [PaperlinX Expands into Europe]
- Presentation [Acquisition of Bunzl Fine Paper]
- Press Release [PaperlinX Completes Institutional Capital Raising]
- Appendix 3B Part Purchase Price for Acquisition of Bunzl Fine Paper
- Open Briefing - PaperlinX MD on UK Acquisition

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

RECEIVED JUL 0 8 2002 FILE NO. 82-5061

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PaperlinX Limited

ACN, ARBN or ARSN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares issued pursuant to the PaperlinX Employee Share/Option Plan
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	25,000 shares at $3.13, 10,000 shares at $3.32 10,000 shares at $4.12
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by former employee pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 March 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
322,725,037	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,487,600	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for *calculating entitlements*?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25 If the issue is contingent on +security holders' approval, the date of the meeting	
26 Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28 Date rights trading will begin (if applicable)	
29 Date rights trading will end (if applicable)	
30 How do +security holders sell their entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 March 2002
(Company Secretary)

Print name: Richard Hobson

== == == == ==

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road
Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2211
Fax: +61 3 9811 9216

NEWS RELEASE

NEWS RELEASE

Tuesday April 2, 2002

PAPERLINX EXPANDS IN CANADA

In a continuation of the strategic expansion of its North American paper merchanting business, PaperlinX today announced it has reached agreement to acquire La Papeterie L.P. Turgeon Inc ("L.P. Turgeon"), a family-owned distributor of printing and writing papers, based in Montreal, Quebec, Canada. The acquisition will be effective 31 March 2002.

"While of modest size, L.P. Turgeon is an important step in the growth strategy for our North American businesses," said Ian Wightwick, Managing Director of PaperlinX. "L.P. Turgeon has a long history of providing excellent customer service in eastern Canada, and we are very pleased to welcome L.P. Turgeon to the PaperlinX group."

"The addition of L.P. Turgeon now effectively gives us complete geographic coverage in Canada, building on, and complementary to our acquisition of Coast Paper in April 2001," added Mr Wightwick. "The acquisition of L.P. Turgeon fits all our strategic and financial criteria. It will be earnings per share positive in the first full year of our ownership."

Established in 1913, L.P. Turgeon services the Montreal and Quebec City regions of Quebec, which account for around 25% of Canada's printing and writing papers consumption.

L.P. Turgeon has annual sales of approximately C$50 million, employs approximately 60 people with warehousing operations in Montreal and Quebec City. The acquisition will be funded from existing PaperlinX resources.

A map depicting PaperlinX's North American merchanting locations is attached.

ENDS

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: (03) 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: (03) 8540 2305

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: (03) 8540 2302
Ph: (0407) 512 521

PaperlinX

NEWS RELEASE


PaperlinX
Seattle
PaperlinX
Portland
PaperlinX
San Francisco
PaperlinX
Los Angeles
PaperlinX
San Diego
PaperlinX
Las Vegas
PaperlinX
Phoenix
PaperlinX
Denver
PaperlinX
Minneapolis
PaperlinX
Kansas City
Hawaii
PaperlinX

FILE NO. 82-5061

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PaperlinX Limited

ACN, ARBN or ARSN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares issued pursuant to the PaperlinX Employee Share/Option Plan
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7,500 shares at $3.32
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by former employee pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 May 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
322,732,537	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,480,100	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached
- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.
- [ ] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 June 2002
(Company Secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

Wednesday, 26th June 2002

To: Australian Stock Exchange Limited
Level 3, 530 Collins Street
Melbourne VIC 3000

Attention: Mr James Gerraty and Ms Kate Kidson
Fax: (03) 9614 0303

Copy To: Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Fax: 1300 300 021

Dear Mr Gerraty and Ms Kidson

Request for Trading Halt

On behalf of PaperlinX Limited, I request a trading halt in all securities of PaperlinX Limited from the commencement of trading today.

In accordance with Listing Rule 17.1, I advise that:

(a) PaperlinX is requesting a trading halt because it is aware of speculation regarding a possible significant transaction and associated funding arrangements, but is not yet in a position to make an announcement;

(b) PaperlinX wishes the trading halt to last until such time as it is in a position to make an announcement to the market concerning both the proposed transaction and the finalisation of the terms of any associated capital raising arrangements. In any event, the trading halt will not last beyond the commencement of trading on 28 June 2002; and

(c) PaperlinX is not aware of any reason why the trading halt should not be granted.

If you have any queries concerning this request, please do not hesitate to contact me on (03) 8540 2264.

Regards

Yours sincerely,

Richard Hobson
Company Secretary and General Counsel

Document5

NEWS RELEASE

PRESS RELEASE

Wednesday, 26 June 2002

PAPERLINX EXPANDS INTO EUROPE

PaperlinX today announced that it has signed an unconditional agreement to acquire UK based Bunzl Fine Paper from Bunzl plc, effective 1 July 2002 for £138 million (A$365 million), excluding costs.

The acquisition of Bunzl Fine Paper is expected to result in a number of significant benefits and opportunities for PaperlinX:

- The acquisition is consistent with PaperlinX's strategy of developing its position as a leading international paper merchant and distributor, and reinforces PaperlinX's position internationally;
- Bunzl Fine Paper is one of the leading fine paper merchants and distributors in the UK and Ireland with around 14% share of the market;
- The acquisition provides PaperlinX with the opportunity to participate in the ongoing rationalisation of the paper merchant industry throughout the UK and continental Europe;
- Bunzl Fine Paper is expected to be immediately earnings per share accretive both pre and post amortisation. It is targeted to achieve PaperlinX's criteria of 15% EBIT return on funds employed by year three;
- The funding arrangements will result in a strong balance sheet which gives PaperlinX the capacity to consider further acquisitions in North America and Europe; and
- Following the acquisition of Bunzl Fine Paper, PaperlinX will have annualised sales revenues of approximately A$4 billion per annum, and employ around 5,000 people in 12 countries.

Bunzl Fine Paper Acquisition

Bunzl Fine Paper, with annual sales of around 340,000 tonnes of fine paper, generating revenue of £320 million (A$846 million), is a leading fine paper merchant and distributor throughout the UK and Ireland with around 14% share of the market. It is headquartered in London and operates from 32 locations throughout the United Kingdom and Ireland, employing approximately 1,000 people.

Ian Wightwick, PaperlinX's Managing Director, stated, "Bunzl Fine Paper is a first class business in its own right, and provides PaperlinX with a strong platform from which we can participate in the ongoing paper merchant rationalisation throughout the UK and continental Europe." He added, "This acquisition is consistent with our strategy of developing a leading international position in paper merchanting and distribution supported by strong alliances with the world's leading fine paper manufacturers."

NEWS RELEASE

The total cost of the acquisition is £138 million plus costs of £4.5 million (total cost around $A377 million). The purchase price includes £38 million ($A100 million) of goodwill plus costs. Payments will be £120 million ($A317 million) on closing, and £10 million ($A26 million) and £8 million ($A22 million) will be paid on the first and second anniversaries respectively of the transaction. PaperlinX have been advised in this transaction by UBS Warburg.

Commenting on the terms of the acquisition, Ian Wightwick said, "We believe we have paid a fair price for a very good business. The EBIT multiple for this acquisition, based on the average earnings of the last three years, is 8.3 times. The acquisition is expected to be immediately earnings per share accretive both pre and post amortisation. We are targeting to achieve 15% EBIT return on funds employed by year three. Our funding arrangements will result in a strong balance sheet, which gives us flexibility to consider further acquisitions in North America and Europe. Overall, we believe this acquisition will produce the best long term returns for our shareholders."

Funding

The acquisition will be funded from a combination of existing bank lines and an issue of new shares. An institutional placement is being undertaken today via a book build process to raise approximately A$125 million. The institutional placement is fully underwritten. A trading halt in PaperlinX shares has been granted by the Australian Stock Exchange for Wednesday 26th June while the equity placement is undertaken. It is expected that trading in PaperlinX shares will recommence on Thursday 27th June with an announcement made in relation to the outcome of the placement.

PaperlinX have also announced the intention to allow eligible Australian and New Zealand registered shareholders to subscribe for up to A$3,000 worth of shares at the institutional placement price through a share purchase plan (SPP), without incurring brokerage or stamp duty. The overall amount under the SPP will be capped at A$50 million. Further details of the SPP will be announced following the institutional placement. The new shares issued under the institutional placement and the SPP will not be eligible to participate in the final dividend for the Financial Year ending 30th June, 2002. "The share purchase plan gives eligible shareholders, particularly our loyal smaller investors, the opportunity to participate in the equity raising at the same price as institutions." Mr Wightwick said.

PaperlinX current trading and dividend

With regard to the trading conditions and the timing of this acquisition, Ian Wightwick added, "Against a background of the global recession in commercial activity, reduced advertising and promotional discretionary spending has created challenging conditions for paper merchants. Although current trading conditions remain subdued, we expect earnings per share for the year to 30 June, 2002 to be at a similar level to last year, despite the dilutive effects of divestments made throughout the year. However, with

NEWS RELEASE

strengthening economies in our major markets, together with PaperlinX's recent Australian restructuring and North American expansion, plus the acquisition of Bunzl Fine Paper, PaperlinX is extremely well placed to reap significant benefits. The timing of the acquisition is good."

The Directors of PaperlinX expect that the final dividend for the current financial year will be at a similar level to last year at 14 cents per share. As previously indicated, it is expected that the final dividend will be less than fully franked. The decision on this dividend will be announced with the full year results on 13 August 2002.

ENDS

For further information please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: +61 (0) 3 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (0) 419 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph +61 (0) 3 8540 2302
Ph +61 (0) 407 512 521

Note:
Currencies have been converted at 2.6445 Australian dollars to 1.0 British pound

Further Information:

For a copy of the management presentation slides relating to this announcement, please go to Investor Information at www.paperlinx.com.au.

Disclaimer:

The securities referred to in this announcement will not be or have been registered under the Securities Act of 1933, as amended and may not be offered or sold in the United States, or to or for the account or benefit of United States persons, absent registration or an available exemption from registration. This announcement has been prepared for publication in Australia and may not be released in the United States.

PaperlinX

Acquisition of Bunzl Fine Paper (UK)

26 June 2002

Forward Looking Statements

Certain statements in this document relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements.

Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place under reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Currencies translated at 2.6445 Australian dollars to the British pound

Agenda

- ✓ **Transaction overview**
- ✓ European Paper Merchanting
- ✓ Bunzl Fine Paper's business
- ✓ PaperlinX post the transaction
- ✓ Acquisition financing
- ✓ Conclusion

PaperlinX Expands into Europe

- Purchase of Bunzl Fine Paper
  - a leading independent fine paper merchanting business with operations throughout UK and Ireland
  - one of Europe's most profitable fine paper merchants
- Acquisition Price of £138 million plus costs
  - the transaction closing is expected on 1 July 2002, payment will be in three instalments
  - expected to meet positive EPS and investment return targets
  - Based on average earnings for last three years the EBIT multiple is 8.3 times and the EBITA multiple is 8.0 times
- Funding comes from debt, plus a modest equity raising
  - maintains a strong balance sheet
  - preserves capacity for continued profitable growth

Transaction Background

- Ideal fit with PaperlinX's long term strategic vision
  - to be a major international independent paper merchant and distributor
  - to be the leading Australian manufacturer of communication papers and high performance packaging papers
- Bunzl Fine Paper is a first class business
  - extensive analysis has been undertaken
  - detailed due diligence completed
  - negotiations have been on an exclusive basis
- Justifiable on a stand alone basis, while establishing a significant European "beachhead"

PaperlinX

PaperlinX's Acquisition Criteria

- ✓ Low risk and profitable
- ✓ Good management
- ✓ Stockist merchant of high quality fine paper
- ✓ Key supplier relationships
- ✓ Wide spread of customers
- ✓ Satisfactory logistics and information systems
- ✓ EPS positive in year 1
- ✓ Target return criteria of 15% EBIT to average funds employed by year 3

➔ Bunzl Fine Paper fits all of these criteria

PaperlinX

Agenda

- ✓ Transaction overview
- ✓ **European Paper Merchanting**
- ✓ Bunzl Fine Paper's business
- ✓ PaperlinX post the transaction
- ✓ Acquisition financing
- ✓ Conclusion

The Global Merchanting Market

Global merchanting market is estimated at $A100 billion +


North America
A$30 billion
Europe
A$22 billion
Japan
A$20 billion
Asia
A$18 billion
Australia & NZ
A$2 billion

PaperlinX

European Merchanting Markets

Market Size
A$22 billion - 13 million tonnes



PaperlinX

Summary of European Market

- European market has had an historic growth rate of 4% - 5% pa
- The market remains relatively fragmented
- Paper manufacturers are focusing on core business
- European paper merchanting is in transition

Agenda

- ✓ Transaction overview
- ✓ European Paper Merchanting
- ✓ **Bunzl Fine Paper's business**
- ✓ PaperlinX post the transaction
- ✓ Acquisition financing
- ✓ Conclusion

Bunzl Fine Paper - Business Description

- A leading independent merchant of fine paper in UK and Ireland
  - extensive warehouse network and nationwide logistics infrastructure provides customers with high-quality, responsive service
- 14% UK market share of target fine paper distribution
- Same business model as PaperlinX merchants in Australia and North America

Bunzl Fine Paper - Key Statistics (Calender 2001)

Sales (revenue)	=	A$846 million (£320m)
Sales (volume)	=	340,000 tonnes
EBIT	=	A$39.4 million (£14.9m)
EBITA	=	A$41.0 million (£15.5m)
Employees (year end)	=	1,000
Customers	>	12,000

Development of Bunzl Fine Paper

2000

Graphic & Carton Board Division established

21C business established

1999

Acquisition of Caxton Screen and Display
Product Specification team established

1998

Acquisition of The Reel Paper Company

1996

Bunzl Digital launched

1995

Acquisition of Paramount Paper Sales
RapidReel Greenfield site opened

1993

Europoint Display and
DM Paper Dublin opened

1992

Acquisition of Olav Paper (Birmingham)

1987-1990

10 new Greenfield operations opened

1985

Fine paper business area created - Bunzl Fine Paper

1983-1986

Series of UK acquisitions

1982

Acquisition of Donald Murray Paper

National Player with Local Stocks


Head Office
Warehouses / Sales Offices
Principal Locations
Other Locations
Aberdeen
Glasgow
Edinburgh
Newcastle
Belfast
Dublin
Preston
Leeds
Liverpool
Sheffield
Manchester
Nottingham
Castle Donnington
Leicester
Cambridge
Birmingham
Ipswich
Letchworth
Hornchurch
Camberley
London
Gravesend
Bristol
Brentford
Canterbury
Midsomer Norton (Bath)
Croydon
Shoreham
Southampton

PaperlinX

Agenda

- ✓ Transaction overview
- ✓ European Paper Merchanting
- ✓ Bunzl Fine Paper's business
- ✓ **PaperlinX post the transaction**
- ✓ Acquisition financials
- ✓ Conclusion

Reporting Structure for PaperlinX Merchants


PaperlinX
PaperlinX Merchants
PaperlinX Merchants Australasia
PaperlinX Merchants Asia
PaperlinX Merchants North America
PaperlinX Merchants Europe
Dalton Fine Paper
Dalton Web Paper
Spicers Paper
Spicers Office Papers
Spicers Paper
Spicers Paper Inc
Coast Paper
Turgeon Paper
Bunzl Fine Paper

PaperlinX

PaperlinX Merchant Geographies

Note: proforma 2001 calendar year sales revenue


Canada
Merchanting (Coast Paper and Turgeon Paper):
Vancouver, Calgary, Edmonton, Saskatoon, Regina, Winnipeg, Toronto, Montreal, Quebec City
North America
27% proforma *
2001 sales
United States
Merchanting (Spicers Paper):
Los Angeles, San Francisco, Portland, San Diego, Sacramento, Las Vegas, Phoenix, Tucson, Denver, Honolulu, Mineapolis/St Paul; Kansas City
Paper Trading (PPM):
Miami, Portland, Los Angeles
Europe
Merchanting (Bunzl Fine Paper):
London, Leeds, Manchester, Nottingham, Glasgow, Edinburgh, Aberdeen, Belfast, Dublin
Paper Trading (PPM): Oslo
Europe
29% proforma*
2001 sales
Asia
4% proforma*
2001 sales
Asia
Merchanting (Spicers Paper):
Malaysia, Singapore, Hong Kong
Paper Trading (PPM):
Hong Kong, Malaysia, Singapore, Japan
Australia
Merchanting (Spicers Paper and Dalton Fine Paper):
Sydney, Melbourne, Adelaide, Hobart, Perth, Darwin, Brisbane, Canberra
Paper Trading (PPM):
Melbourne
New Zealand
Merchanting (Spicers Paper and Dalton Fine Paper):
Auckland, Dunedin, Wellington, Christchurch
Paper Trading (PPM):
Auckland
Australia & NZ
40% proforma *
2001 sales

PaperlinX

Major Paper Merchants

International Paper Merchants by Volume (post acquisition)


xpedx, USA 5000
Unisource, USA 4800
Japan Pulp & Paper, Japan 3750
Kokusai Pulp & Paper, Japan 3100
Okura Pulp & Paper, Japan 2450
Buhrmann, Europe 2274
Antalis, Europe 1765
Okamoto, Japan 1700
San Mic Chiyoda, Japan 1500
PaperlinX 1452
New Merchanting Force, Europe 1442
Mitsubishi Paper Sales, Japan 1400
Igepa, Europe 1279
Inapa, Europe 980
Schneidersöhne, Europe 949
Lindenmeyr, USA 800
Ris, USA 800
Papyrus, Europe 707
WWF, USA 700
Gould, USA 600
Independent (excluding Japan)
Total market
65-70 million tonnes
0
1
2
3
4
5
6
,000 tonnes

PaperlinX

PaperlinX including Bunzl Fine Paper

Sales (revenue)	=	A$3,800 million
Sales (volume)	=	1,450,000 tonnes
EBIT	=	A$240 million
Employees	=	5,000
Customers	>	25,000

Note:

proforma numbers based on PaperlinX 2001

and Bunzl Fine Paper 2001 Financial years

PaperlinX

Earnings outlook for PaperlinX

- Demand conditions appear to be slowly improving
- Global economic recovery beginning
- Merchants are profitable, at the bottom of the paper demand cycle
- Strong year for communication papers manufacturing
- Internal expectations are being achieved
- EPS is expected to be similar to last year, despite the impact of dilutive divestments
- Final dividend expected to be 14cps
- As previously indicated, franking less than 100%

PaperlinX

Agenda

- ✓ Transaction overview
- ✓ European Paper Merchanting
- ✓ Bunzl Fine Paper's business
- ✓ PaperlinX post the transaction
- ✓ **Acquisition financing**
- ✓ Conclusion

Acquisition Cost

- Acquire 100% of the shares of UK and Irish companies
- Net tangible assets plus £38 million and costs of £4.5 million

  = approximately £138 million plus £4.5 million
- Payable in instalments
  - On closing - around £120 million
  - 12 months after closing - £10 million
  - 24 months after closing - £8 million
- Payments not contingent

Funding

- Debt A$200 million - from existing facilities
- Equity A$175 million
  - Institutional placement / underwritten Book Build A$125 million
  - Share purchase plan up to A$50 million
  - Shares issued not eligible for final dividend
- Takes gearing to
  - Debt/equity 46% against target of 50-70%
  - Debt/debt and equity 31% against target of 40-50%
- Balance sheet capacity for further growth

PaperlinX

Agenda

- ✓ Transaction overview
- ✓ European Paper Merchanting
- ✓ Bunzl Fine Paper's business
- ✓ PaperlinX post the transaction
- ✓ Acquisition financing
- ✓ **Conclusion**

Conclusion

- Bunzl Fine Paper is a clear fit with PaperlinX's international paper merchanting growth strategy
- A good business at a fair price
- EPS positive in year 1, expected to meet return targets
- Beachhead for further growth in UK and continental Europe
- Funded through a combination of debt and equity
- Slowly improving economic conditions will benefit PaperlinX

PaperlinX

PaperlinX

This document is not a prospectus. It has been prepared solely for the purpose of information and does not constitute, nor is it intended to constitute, an offer or invitation to any person to buy or sell shares in PaperlinX Ltd. PaperlinX Ltd and its related entities and each of their respective directors, officers and agents (all, 'PaperlinX') have prepared the information contained in this document in good faith and have attempted to ensure that it is accurate at the time of preparation. However, no warranty is made as to the accuracy or reliability of any statements, estimates or opinions or other information contained in this document (any of which may change without notice) and, to the maximum extent permitted by law, PaperlinX disclaims all liability and responsibility for any direct or indirect loss or damage which may be suffered by any recipient through relying on anything contained in or omitted from this document.

PaperlinX strongly advises any reader to make their own enquiries and to seek independent professional advice before making any investment decisions.

This document is not an offer of shares for subscription or sale in any market, including the United States. Shares may not be offered or sold in the United States, or to or for the account of U.S. persons, unless the shares have been registered under the U.S. Securities Act of 1933 or an exemption from registration is available.

PaperlinX Limited
307 Ferntree Gully Rd, Mt Waverley, Victoria 3149, Australia
ABN 70 005 146 350

NEWS RELEASE

PRESS RELEASE

Thursday, 27 June 2002

PAPERLINX COMPLETES INSTITUTIONAL CAPITAL RAISING

PaperlinX today announced that it has completed the institutional component of the capital raising, as part of the funding package for the acquisition of Bunzl Fine Paper, as announced on 26 June, 2002.

A total of 26,041,667 shares have been placed at a price of A$4.80 per share. This price reflects an approximate 5% discount on the previous closing price, adjusting for the final dividend for which the new shares are not eligible. The total amount raised by this placement is approximately A$125 million. Settlement of the institutional component has been underwritten by Deutsche Bank and UBS Warburg and is expected to be completed on 2 July, 2002.

Ian Wightwick, Managing Director of PaperlinX, stated, "The placement reflected a good result in turbulent market conditions and PaperlinX thanks our new and existing institutional shareholders for their support".

A share purchase plan (SPP) seeking to raise A$50 million will be offered to eligible existing Australian and New Zealand shareholders at the same price of $4.80.

The record date for the SPP is 4 July, 2002 and offers are expected to be sent to eligible shareholders on 9 July, 2002.

Disclaimer:

The securities referred to in this announcement will not be or have been registered under the Securities Act of 1933, as amended and may not be offered or sold in the United States, or to or for the account or benefit of United States persons, absent registration or an available exemption from registration. This announcement has been prepared for publication in Australia and may not be released in the United States.

ENDS

For further information please contact:

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph 61 (0) 3 8540 2302

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

PaperlinX Limited

ACN

005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares (***Ordinary Shares***)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to a maximum of 26,041,667 Ordinary Shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per the terms of existing Ordinary Shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The new Ordinary Shares will not carry the right to participate in the dividend for the financial year ended 30 June 2002. They will rank equally in all respects with the existing Ordinary Shares after that dividend has been paid.
5	Issue price or consideration	$4.80 per Ordinary Share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the issue will be used to fund part of the purchase price for the acquisition of the fine paper business of Bunzl plc, as announced to the ASX on 26/6/2002 (see ASX release entitled "PaperlinX Expands Into Europe").
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 July 2002.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
322,732,537 + the number set out in (2) above	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,480,100	Employee Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per existing Ordinary Shares (other than in respect of the dividend for the financial year ended 30 June 2002).

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 June, 2002
(R Hobson, Company Secretary)

== == == == ==

+ See chapter 19 for defined terms.

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.

PaperlinX

corporatefile.com.au

PaperlinX Limited
307 Ferntree Gully Road
Mt Waverley, Victoria 3149

Date of Lodgement : 01-Jul-2002

Title : Open Briefing. PaperlinX. MD on UK Acquisition

corporatefile.com.au
PaperlinX Limited recently announced the acquisition of UK paper merchant Bunzl Fine Paper for GBP138 million (A$365 million). You've said that you expect Bunzl Fine Paper to achieve your acquisition criteria of EBIT return on funds employed of over 15 percent by year three. What assumptions underlie this expectation?

MD Ian Wightwick
Our assumptions are conservative. Bunzl Fine Paper's (BFP) recent returns have been quite reasonable and that's at the bottom of the cycle. Its EBIT-to-sales margins are consistently at the upper end of the range of fine paper merchants worldwide.

Our modelling does assume a recovery in underlying economic activity and already BFP and its competitors are seeing an improvement in demand as measured by paper shipments. At the same time, UK merchants raised some prices around 4 percent in April, an increase that's largely held. We believe that will lead to higher margins over the next four quarters.

Historically, BFP sales have grown by an average of over 5 percent per annum in value terms. If the company returns to anything like its historical performance as the economic cycle returns, that'll be upside.

There's also potential upside given the departure from the UK market of another merchant, which has left 100,000 tonnes of paper sales available to competitors. On top of that, we have assumed minimal synergies, given that this acquisition is

about establishing a beachhead for us in the European market. Nevertheless, we would expect to achieve some synergies, particularly in dealing with our suppliers. At the same time, pulp prices internationally are rising and this is putting upward pressure on paper prices, which is certainly going to push BFP's earnings up. We've already seen uncoated papers rise in price and, while we don't expect an immediate rise in coated papers, which are important to BFP and indeed all merchants, we'd expect the current oversupply to be corrected over the next few quarters.

corporatefile.com.au
Some reports suggest the acquisition multiple, at around 8.3 times average EBIT over the last three years, is high. How do you justify the price?

MD Ian Wightwick
We believe the price is fair. The point is, you're not going to get a good merchant cheaply. We didn't want an under-performing merchant that had to be turned around. We believe we've paid the right price for a quality merchant that will be EPS accretive for the coming year both pre and post goodwill and we expect it to meet our return criteria of 15 percent EBIT to funds employed by year three.

If you go back a few years and look at some of the acquisitions that have taken place in Europe, they've been at higher multiples. In fact, over the last two years, we've turned down opportunities to buy merchants at multiples we didn't believe were appropriate. We believe BFP is a top merchant with significant earnings upside.

corporatefile.com.au
You expect BFP to be EPS accretive immediately. Does this take into account the dilutive impact of around 10 percent increase in share numbers following the A$125 million institutional placement and the share purchase plan of up to A$50 million that partly financed the deal?

MD Ian Wightwick
Absolutely. To be very clear, we expect it to be EPS accretive in year one, that's the year ending June 2003, on a fully diluted basis. Obviously though, the level of EPS accretion depends on the assumptions you make for the earnings of both BFP and PaperlinX and we're not in a position here to talk about our forecasts for 2003. BFP won't have any impact on the year to June 2002 because we don't take ownership until today, July 1.

corporatefile.com.au
Following the BFP transaction, including the equity raising, PaperlinX's gearing will rise to about 46 percent, up from 34 percent at the end of December 2001. Given you have a target gearing in the range of 50 to 70 percent, why did you decide against a completely debt-funded acquisition?

MD Ian Wightwick
That wouldn't have been the best thing for shareholder wealth. We certainly could have funded the acquisition entirely from our existing debt facilities, but that

would have brought us right to the limit we believe appropriate for our business. We'd have had no room for any further acquisitions.

Currently, we have opportunities for further growth, not necessarily as large as BFP. For example, we're looking at bolt-on acquisitions in the UK, which would be too small in themselves to warrant an equity raising. We also have frequent discussions with prospective vendors both in North America and Continental Europe so we believe our funding for the Bunzl acquisition is appropriate to give us the flexibility to continue our strategy of growing the business.

corporatefile.com.au
What growth opportunities are there for BFP in the UK market?

MD Ian Wightwick
Apart from the recovery underway in underlying demand and loss of a competitor, there are internal factors that we believe create significant opportunities to grow BFP's earnings.

First, there's the opportunity for add-ons to the business and BFP itself has been going into new areas of activity in the UK, for example in office papers. It's starting to take innovative approaches to selected market segments and we understand there are more opportunities for the business.

Second, BFP will complete the roll-out of a new information and logistics system in July. It's been working well and creates great opportunities to respond more effectively to customer needs with the stock they have around the country. That should enhance internal efficiencies and lower costs.

corporatefile.com.au
BFP earned EBIT of GBP14.9 million (A$39.4 million) on sales of GBP320 million (A$846 million) in calendar 2001, giving it an EBIT margin of 4.7 percent. This compares with PaperlinX's EBIT margin of 2.6 percent in the merchanting segment in the first half ended December 2001. What is the reason for the difference in margin and is BFP's margin sustainable?

MD Ian Wightwick
It is not only sustainable but we expect it to increase.

The fundamental difference is the difference in product mix. In Australia we have a merchant, very like BFP, in Spicers Paper. In Australia we also have Dalton, which markets product manufactured by our other division, Australian Paper. Dalton achieves a lower margin on what are known as indent sales where the product does not go via the warehouse but goes directly to the customer. The difference in margin is due to the difference in product mix.

But going back to back to BFP, the business is seen as a premier UK merchant in terms of service. It provides virtually 24 hour-a-day service and over 40 percent of orders are delivered on the day of order. BFP stays very close to its customers and is extraordinarily responsive to the thousands of printers throughout the UK. Around 80 percent of BFP's sales are from stock. It's in step with the demands of

the market and responds very promptly to it. It has one of the highest stock turns among merchants I've seen. This helps to keep working capital low. BFP is helped by its closeness to the supplying mills in the UK and Continental Europe.

I expect BFP margins will improve. They probably won't go to their past highs which have been in excess of 6 percent but I do believe 4.7 percent is a cyclical low for the company.

corporatefile.com.au
What are the opportunities in Continental Europe, particularly given PaperlinX would be competing against a number of much larger merchants, many of which are independent, ie., not affiliated with a paper manufacturer?

MD Ian Wightwick
Over the last couple of years we've seen tremendous change in Europe in both the ownership and operation of paper makers and merchants.

Many major Continental European paper companies are concentrating on their core paper manufacturing business and not merchanting. They are getting larger and broader in their geographic coverage and that's creating opportunities for merchants capable of servicing these companies. Currently, the Continental European merchanting business is somewhat fragmented with many regional players. Some are family owned, some privately owned and some are larger groups. The sector's in a state of transition. There is an opportunity for us with BFP to move into the pan-European market.

corporatefile.com.au
According to your proforma figures for the 2001 calendar year, about 29 percent of PaperlinX's merchanting revenue will come from Europe and 27 percent from North America, compared with 40 percent from the Australian market. What do these markets have in common and what advantages are there in operating across these three different geographies?

MD Ian Wightwick
The primary advantage is supplier relationships. The change in the paper manufacturing industry over the last five years has been nothing short of phenomenal in terms of mergers and acquisitions. As they get larger they are looking for the most efficient and effective way of delivering product.

To be their representative in key areas of the world is absolutely fundamental. Our strategy is to grow and take advantage of the consolidation taking place. As we get larger, we have more relevance to these larger paper suppliers.

The sort of companies we are seeking to acquire are those that supply their product on a very high service level ex-stock. If we have similar cultures and models we'll be able to develop the people and the logistic and information systems necessary to support this thrust. Relationships are fundamental and give us the opportunity to learn from each other, raising the bar in terms of our ability to give high levels of service cost effectively.

corporatefile.com.au
Can you clarify the EPS impact of the deal?

MD Ian Wightwick
The transaction does not have any bearing whatsoever on 2002 earnings. We don't take ownership of the company until today, July 1, 2002. The EPS impact we believe will be positive for the 2002/2003 fiscal year.

We also provided guidance for PaperlinX's expected EPS for 2001/2002 fiscal year in last week's announcement. We said we expect EPS for the year to June 2002 to be at a similar level to the previous year despite the dilutive impact of business disposals. This statement has been misunderstood by some commentators. We believe our June 2002 guidance indicates a positive performance given the increase in the weighted average number of shares on issue compared with last year.

corporatefile.com.au
The PaperlinX share price has fallen 7 percent, more than the market, from $5.23 to $4.85 since the acquisition was announced. Why in your view has the market reacted negatively?

MD Ian Wightwick
We take the long-term view. We believe there has been a short-term reaction in our share price due to factors outside our control. We raised equity last Wednesday when world markets were weak and uncertain.

While the timing of the announcement was against us, we are absolutely convinced the BFP acquisition and our funding arrangements are the right way to go. It's a good transaction, and it's in the best interests of PaperlinX shareholders. It will be earnings accretive. We've paid a fair price for what is an excellent business.

corporatefile.com.au
Thank you Ian.

For previous Open Briefings with PaperlinX Limited, view www.corporatefile.com.au

For more information about PaperlinX Limited, view www.paperlinx.com.au